Exhibit 4.40

Summary Translation of Investment Agreement

Tianjin Junlian Yunpeng Enterprise Management Consulting Partnership (Limited Partnership) (“Party A”), iKang Healthcare Technology Group Co., Ltd. (“Party B”, or the “Company”) and Beijing Junlian Xinhai Equity Investment Partnership (Limited Partnership) (“Party C”) entered into the Investment Agreement on December 30, 2015, as supplemented by the Supplemental Agreement to the Investment Agreement dated February 14, 2016.

Article 1. Terms of Loan and Conversion

Subject to the satisfaction of the Company’s obligation under its certain representations and warranties in this agreement, Party A shall grant loans to the Company pursuant to the following terms and conditions:

(1)                   Principal amount: RMB300,000,000, to be paid within 15 business days after this agreement becomes effective (but for RMB100,000,000 which may be paid within 5 business days after Party C receives the amount of RMB100,000,000 pursuant to Article 7);

(2)                   Use of loans: the Company’s principal business or acquisition of relevant business (or other matters as agreed by both parties);

(3)                   Term: 18 months from payment date;

(4)                   Interests: to be calculated pursuant to Article 1(5). The principal amount and accrued interests shall be paid together on the due date. If Party A converts all loans into shares of the principal privatization entity/ prospective listing entity at the privatization of iKang Healthcare Group, Inc. (“iKang Cayman”), an affiliate of the Company, there will be no interests for such loans;

(5)                   Notwithstanding any other provisions in this agreement:

(i)                         Party B, iKang Healthcare Group, Inc., its direct or indirect subsidiaries and its affiliates (“iKang Group”) have no obligations to guarantee Party A’s participation in the privatization of iKang Cayman in any form, terms or conditions. After the completion of the privatization of iKang Cayman, if requested by Party A in writing, Party B has the obligation to assist Party A in negotiation with the then shareholders of iKang Cayman in connection with the conversion of the loans into shares.

(ii)                      If the conversion is completed within the term of the loans, no interest shall accrue on such loans.

(iii)                   If the privatization transaction is not completed within the term of the loans, or in the case that the privatization transaction is completed within the term of the loans but Party B is unable to assist Party A to obtain the conversion rights (other than in the case that the conversion rights is voluntarily gave up by Party B pursuant to clause (iv)), unless otherwise agreed between the parties, Party B shall pay the principal amount together with the interests of 5% per annum (non-compound) to Party A at the due date.

(iv)                  If the privatization transaction is completed within the term of the loans, but Party A is not satisfied with the terms for participating in the privatization and conversion of the loans into shares, and Party A choose to give up the conversion rights, unless otherwise agreed between the parties, Party B shall pay the principal amount together with the interests of 5% per annum (non-compound) to Party A at the due date.

Article 2. Representations and Warranties of Party A

(1)                   Party A has given regular representations such as duly incorporation, legally operation, internal authorization for entering into this agreement and non-conflict with other obligations;

(2)                   Party A further represents that its direct or indirect shareholders, beneficial owners or investors are not the Company’s competitors; unless with Party B’s prior written consent, Party A shall not directly or indirectly transfer to the Company’s competitors the rights and obligations under this agreement or the shares or other interests in the privatization entity;

(3)                   In the case that any competitor of Party B or the consortium to which it is a party directly or indirectly acquires such number of shares of iKang Cayman that represents more than 50% of the voting power, the restriction on Party A set forth in Article 2(2) shall become invalid;

(4)                   Without prejudice to the foregoing, if Party A transfers the shares or other interests in the privatization entity to a third party, it shall procure such third party to enter into the restraints provisions entered into by Party A and to give relevant undertakings;

(5)                   If Party A participates in the privatization of iKang Cayman, Party A shall guarantee that the entity designated by it to participate in the privatization/ prospective listing is in compliance with the conditions and restraints applicable to other consortium members.

Article 3. Representations and Warranties of Party B

Party B has given regular representations such as duly incorporation, legally operation, internal authorization for entering into this agreement, non-conflict with other obligations and the repayment of the loans.

Article 4. Event of Default

(1)                   Party B violates any representations, warranties or undertakings;

(2)                   Party B violates the use of the loans under this agreement;

(3)                   The following circumstances occur to Party B’s obligations other than those under this agreement: (i) early payment is requested due to event of default; or (ii) Party B’s failure to pay or perform such obligations as scheduled, which leads to or in Party A’s view, leads to its inability to perform the obligations under this agreement;

(4)                   Material adverse change to Party B’s assets, which leads to or in Party A’s view, leads to its inability to perform the obligations under this agreement;

(5)                   Party B’s failure to repay the principal amount and the interests under this agreement.

Article 5. Shareholders’ Rights

If Party A converts all loans into shares of the principal privatization entity/ prospective listing entity, Party A is entitled to the shareholders’ rights that are equal to the shareholders’ rights (other than the rights to designate directors) enjoyed by the fund institution with the best investment conditions amongst those participate in the privatization of iKang Cayman.

Article 6. Termination of Loan Agreement

Party B and Party C entered into a loan agreement on November 25, 2011, pursuant to which Party C has provided a loan of RMB100,000,000 to Party B. The parties agree that: (1) the loan agreement shall be terminated when this agreement becomes effective; and (2) Party B shall repay the RMB100,000,000 under the loan agreement to Party C (or any person designated by Party C) without interest within 15 business days after this agreement becomes effective.

Article 7. Effectiveness

This agreement shall become effective from the execution date.

Party A: Tianjin Junlian Yunpeng Enterprise Management Consulting Partnership (Limited Partnership) (Seal)

Authorized signatory:	/s/ Zhou Hongbin

Party B: iKang Healthcare Technology Group Co., Ltd. (Seal)

Authorized signatory:	/s/ Zhang Ligang

Party C: Beijing Junlian Xinhai Equity Investment Partnership (Limited Partnership) (Seal)

Authorized signatory:	/s/ Zhou Hongbin

Signature Page to the Investment Agreement